Incapital Distributors LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2025 and Report of Independent Registered Public Accounting Firm

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Report of Independent Registered Public Accounting Firm, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Incapital Distributors LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25 SE 4TH Avenue, Suite 400

(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aditi Deeg	561-416-6104	adeeg@insperex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Aditi Deeg_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___InspereX LLC_____, as of ___December 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Incapital Distributors LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Incapital Distributors LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 27, 2026

We have served as the Company's auditor since 2011.

www.pwc.com

PricewaterhouseCoopers LLP
300 Madison Avenue, New York, NY 10017
+1 (646) 471 3000

INCAPITAL DISTRIBUTORS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

ASSETS:

Cash	$	172,104
Other assets		20,483
Total assets	$	192,587

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts Payable	$	3,715
Payable to affiliate		4,000
Total liabilities		7,715
MEMBER'S EQUITY		184,872
Total liabilities and member's equity	$	192,587

The accompanying notes are an integral part of these financial statements.

INCAPITAL DISTRIBUTORS LLC

1. **ORGANIZATION AND NATURE OF BUSINESS**

Incapital Distributors LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of InspereX Holdings LLC (the "Parent"). The Company is a broker-dealer that has engaged primarily in the distribution of annuities. The Company previously marketed annuities on behalf of its customers. The Company terminated all customer contracts in 2018 and there are no new contracts for the year ended December 31, 2025. On January 29, 2026, the Board of Directors of the Parent adopted a resolution for the dissolution of Incapital Distributors LLC. Management has committed to a plan to dissolve the Company as a legal entity, which includes the withdrawal and termination of the Company's SEC broker dealer registration, the termination of the Company's membership with FINRA, and the settlement and resolution of all the liability and obligations of the Company. The Company continues to experience net losses and negative cash flows and expects to continue to do so through the date of dissolution. The Parent has committed to financially support the Company through the date of dissolution.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation - The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Subsequent to December 31, 2025 and as described in note 1, liquidation of the Company became imminent on the date of the board resolution, January 29, 2026. The liquidation basis of accounting became applicable from that date of imminent dissolution.

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes — The Company is treated as a disregarded entity for U.S. tax purposes. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability that would reduce net income. The Company does not have any significant uncertain tax positions as of December 31, 2025, and is not aware of any tax positions that will significantly change during the next twelve months. The tax information for the year ending December 31, 2022, remains open to examination by federal authorities under the statute of limitations. The years open to examination by state and other local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed.

Other assets and liabilities — The other assets line item consists of prepaid expenses. Prepaid expenses are a category of assets that are typically used up or expire within the normal operating cycle of an entity. The term derives from the fact that they are paid in advance of their use or consumption. Other liabilities are accrued when they are reasonably estimated.

Cash — Cash includes cash on hand. At December 31, 2025, the Company had cash accounts which were below the federally insured limits and are therefore subject to FDIC insurance.

3. SEGMENT REPORTING

The Company has one operating segment and one reporting segment. The Company has identified its CEO as the chief operating decision maker (CODM), who uses the Statement of Operations to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

4. RELATED PARTY TRANSACTIONS

The Company has entered into an intercompany agreement (the "Agreement") with InspereX LLC (the "Affiliate"), whereby the Affiliate is a wholly owned subsidiary of the Parent. The Affiliate provides the Company with administrative and management services in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2025, $4,000 was unpaid and is included in payable to affiliate on the Statement of Financial Condition.

5. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which as of December 31, 2025, was required to maintain minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as these terms are defined.

At December 31, 2025, the Company had net capital, as defined, of $164,389, which was $64,389 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.047 to 1.

As an introducing broker-dealer, the Company does not take possession or control of cash or securities for customers, and therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through date of issuance of the financial statements. On January 29, 2026, The Board of Directors adopted a resolution for the dissolution of Incapital Distributors LLC, as noted in Footnote 1.

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